Exhibit 16.1

November 2, 2005

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Commissioners:

We have read the statements made by Vesta Insurance Group, Inc. (copy attached), which we understand will be filed with the United States Securities and Exchange Commission, pursuant to Item 4.01 of Form 8-K, as part of the Form 8-K report of Vesta Insurance Group, Inc. dated October 27, 2005. We agree with the statements concerning our Firm in such Form 8-K. However, we make no comment whatsoever regarding the current status of the material weaknesses disclosed in the Item 4.01 Form 8-K of the Company or with respect to any remedial actions taken with respect to such material weaknesses.

Very truly yours,

/s/ PricewaterhouseCoopers LLP

Birmingham, Alabama